SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of letter dated October 1, 2014, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

By letter dated October 1 2014, the Company reported that, through its subsidiary Rigby 183 LLC ("Rigby 183"), has settled the sale of 183 Madison building, located in the City of New York, United States, for the amount of USD 185 million, cancelling the mortgage of USD 75 million.

On December 2010,  the company through a subsidiary, acquired 49% stake in Rigby 183 LLC, which owns the building, valued at USD 85.1 million.

In November 2012, IRSA, indirectly, increased a 25.5% interest in Rigby 183 LLC to 74.50% of its outstanding shares. At the time of this acquisition, the building was valued at 147.5 million.

The current valuation of the building increased to USD 185,000,000 implying a revalorization of 117% during the investment period, and the sale will generate a profit, net of taxes, of approximately ARS 292 millon.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
October 1, 2014